February 6, 2006
VIA EDGAR
Ms. Kathleen Collins, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Sykes Enterprises, Incorporated
Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
File No. 000-28274
Dear Ms. Collins:
Reproduced below are the comments of the Division of Corporation Finance of the United States Securities and Exchange Commission (“SEC”) in its letter dated January 9, 2006, and the supplemental response of Sykes Enterprises, Incorporated (“Sykes”, “We”, or the “Company”) to each comment.
Form 10-K for Fiscal Year Ended December 31, 2004
Prior Comment no. 1
1.	You state in your response that the Company uses the residual method of accounting under paragraph 12 of EITF 00-21 to determine the amount of the total contractual fee to allocate to Infrastructure Services. Paragraph 12 of EITF 00-21 indicates that using a residual method to determine the fair value of an undelivered item is not an acceptable method of allocating arrangement consideration to the separate units of accounting. Given that Infrastructure Services relate to the on-going monitoring and support of IT and telecommunications infrastructure (i.e., providing on-going maintenance, development and testing), it appears to represent an undelivered element, which would require the Company to amortize the entire arrangement fee to revenues over the life of the agreement given that residual method would not apply. Revise the filing accordingly, or tell us why such revision is not required.

SYKES Enterprises, Incorporated ■ 400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

Upon further review, we agree that the residual method discussed in paragraph 12 of EITF 00-21 does not apply since Infrastructure Services represents an undelivered element for which objective evidence of fair value does not exist. Accordingly, separation of the Infrastructure Services is not permitted for accounting purposes despite evidence of fair value of the Contact Center Services and Fulfillment Services. As such, in accordance with paragraph 9 of EITF 00-21, we believe that we have a single combined unit of accounting consisting of three elements, Contact Center Services, Fulfillment Services and Infrastructure Services, as opposed to three separate units of accounting.
While EITF 00-21 addresses when elements may be separated such that recognition criteria can be applied separately to the elements, it does not directly address revenue recognition. This is particularly true for units of accounting that consist of deliverables that are not eligible for separation. KPMG’s publication, Accounting for Revenue Arrangements with Multiple Deliverables, addresses this issue. Paragraph 10.1 states in part, “In some cases it will be necessary to delay revenue recognition until all items in the accounting unit are delivered, while in other cases it might be acceptable to apply a proportional performance model.”
As this agreement relates to services, we considered the 1978 FASB Invitation to Comment, Accounting for Certain Service Transactions (the “ITC”), which concludes in paragraph 10:
Revenue from service transactions should be recognized based on performance, because performance determines the extent to which the earnings process is complete or virtually complete. Performance is the execution of a defined act or acts or occurs with the passage of time.
The ITC discusses four general revenue recognition methods for service contracts—specific performance, completed performance, proportional performance, and collection. We believe that, of the four methods, the proportional performance method is the most appropriate method of revenue recognition because our Client receives value as the services are performed for each of the three deliverable elements. Revenue recognized under this method is the same whether we have a single combined unit of accounting or three separate units of accounting.
Under the proportional performance method, revenue is recognized in proportion to the level of service provided on a systematic and rational basis. We believe that the proportional performance model was appropriately applied as follows:
Revenue for Contact Center and Fulfillment Services is recognized on a monthly basis as the services are performed and the volume of transactions is known.

SYKES Enterprises, Incorporated ■ 400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

Contact Center Services and Fulfillment Services are priced at a contractual rate per transaction, which represents fair value based on similar services sold separately by the Company on a regular basis to other unrelated clients.
The remaining contractual fee1, which is received in fixed nonrefundable monthly installments over the life of the arrangement, is amortized to revenue as the services are provided based on the number of operational seats2 used to serve the Client. We considered using the straight-line method for recognition of the remaining contractual fee; however, we determined that applying the straight-line method would have resulted in an acceleration of revenue in the early stages of the agreement because services increased gradually as the Company “ramped-up” its operations and added more seats to serve the Client. According to SAB Topic 13, revenue should be recognized on a straight-line basis over the contract period unless it can be demonstrated that revenue is earned in a different pattern.
We believe that recognition of revenue based on the number of operational seats provides a better measure of the revenue recognition process than the straight-line method. Therefore, we recognize the remaining contractual fee based on the actual number of operational seats used to serve the Client, which results in slower recognition of revenue than the straight-line method. Under the seat method, we use the ratio of actual seats operated to date compared to the total projected seats in operation over the life of the agreement as the basis for recognizing the remaining contractual fee. This recognition method is a systematic and rational approach which demonstrates the level of service provided, and is representative of the pattern in which revenue is earned and obligations are fulfilled under the arrangement. The cumulative monthly installment fees received in excess of the revenue earned (as calculated under this method) are deferred until the services are provided to the Client.
We also considered using call volume as the basis for recognizing the remaining contractual fee since revenue for Contact Center and Fulfillment Services is recognized based on the volume of transactions (i.e. call volume). However, we believe that the number of operational seats is an equally acceptable measure of performance under the agreement for the following reasons:
•	Changes in the number of seats over the life of the arrangement are less volatile from period to period as compared to call volume levels given that one seat can serve a wide range of call volumes. As a result, call volumes can fluctuate up and down within a wide range, say 65% to 120%, while being served by the same number of seats. We control the number of

[1]	The fixed price as stated in the agreement for Infrastructure Services.

[2]	A seat is a common measure of output in the call center industry, and represents the Company’s resources (i.e. equipment, employees and technology) that are dedicated to handling calls on behalf of the Client.

SYKES Enterprises, Incorporated ■ 400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000 operational seats used for Contact Center and Fulfillment Services, and can therefore reasonably estimate the number of seats over the life of the agreement based on a range of expected call volumes. Call volumes are not controlled by the Company, so they cannot be reasonably estimated with the same degree of accuracy as seats.
•	Our Client expects seats to be operational and available to answer calls in specific contact centers regardless of the actual monthly call volume in those centers.

•	The Company must support the infrastructure at the contact centers in order for employees to answer the service calls in each operational seat. Whether each seat receives one call or many calls, we must provide the same level of infrastructure support for each seat to be available to provide the services to our Client.
We have concluded that revenue recognition using the proportional performance method is appropriate and in accordance with governing authoritative literature. In future filings, we will clarify our accounting policy on revenue recognition in regard to contracts with multiple-deliverables.
Prior Comment no. 2
2.	We note your response to our previous comment no. 2 where you indicate that certain deferred revenues included in current liabilities represent up-front fees received on multi-year contracts that contain cancellation and refund provisions. In future filings, revise your Summary of Significant Accounting Policies footnote to include a discussion of the components of your deferred revenues to specifically discuss the inclusion of multi-year contracts in current liabilities.
In future filings, we will revise our Summary of Significant Accounting Policies footnote to specifically discuss the inclusion of deferred revenue in current liabilities associated with multi-year contracts that contain cancellation and refund provisions as follows:
“Deferred Revenue — The Company invoices certain contracts in advance. The deferred revenue is earned over the service periods of the respective contracts, which range from six months to seven years. Deferred revenue included in current liabilities in the accompanying Consolidated Balance Sheets includes the up-front fees associated with services to be provided over the next ensuing twelve month period and the up-front fees associated with services to be provided over multiple years in connection with contracts that contain cancellation and refund provisions,

SYKES Enterprises, Incorporated ■ 400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000 whereby the manufacturers or customers can terminate the contracts and demand pro-rata refunds of the up-front fees with short notice. Deferred revenue included in current liabilities in the accompanying Consolidated Balance Sheets also includes estimated penalties and holdbacks for failure to meet specified minimum service levels in certain contracts and other performance based contingencies.”
Should you have any questions about the responses above, please feel free to contact me at 813-274-1000.

Sincerely, Sykes Enterprises, Incorporated
By:	/s/ W. Michael Kipphut
W. Michael Kipphut
Senior Vice President and Chief Financial Officer

cc: Megan Akst, Staff Accountant, U.S. Securities and Exchange Commission

SYKES Enterprises, Incorporated ■ 400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000